Mail Stop 3-9									November 19,
2004

Mr. Gregory Lucier
Chief Executive Officer
Invitrogen Corporation.
1600 Faraday Avenue
Carlsbad, California 920008

Re:	Invitrogen Corporation.
Form S-4 filed November 9, 2004
File # 333-120330

Dear Mr. Lucier:
This is to advise you that we are not conducting a full review of the Form S-3 filed by Invitrogen Corporation (the "Company") on November 19, 2004. However, we will be monitoring your filing for resolution of your outstanding comments in connection with your review from the Office of Mergers and Acquisitions. You will receive comments from the Office of Mergers and Acquisitions under separate cover (if you have not already received them). All of those comments must be resolved before we will grant effectiveness on the S-4.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions relating to the accounting review should be directed James Rosenberg, Senior Assistant Chief Accountant, at (202) 942-
1803.  Any other comments may be directed to Zafar Hasan at (202)
942-7381 or to me at (202) 942-1840.

								Sincerely,




								Jeffrey Riedler
								Assistant Director


cc:  	Paul B. Johnson
	Gray Cary Ware & Freidenrich
	4365 Executive Drive
	Suite 1100
	San Diege, California 92121-2133
Invitrogen Corporation
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